As filed with the U.S. Securities and Exchange Commission on April 16, 2024

Registration No. 333-269188

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CHROMOCELL THERAPEUTICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2836	86-3335449
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

(877) 265-8266

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Francis Knuettel II

Chief Executive Officer and

Chief Financial Officer, Treasurer and Secretary

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

(877) 265-8266

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Danovitch, Esq. Aaron M. Schleicher, Esq. Charles E. Chambers, Jr., Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 (212) 660-3060	Thomas J. Poletti, Esq. Veronica Lah, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626 (714) 371-2500

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ 333-269188

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (this “Post-Effective Amendment No. 2”) to the Registration Statement on Form S-1 (Registration No. 333-269188) (the “Registration Statement”) of Chromocell Therapeutics Corporation (the “Company”) is being filed as an exhibit-only filing solely to include as an exhibit Marcum LLP’s consent (the “Consent”) to the use of its report dated April 16, 2024, with respect to the consolidated financial statements of the Company included in the Prospectus Supplement No. 1 dated April 16, 2024 filed pursuant to Rule 424(b)(3) (relating to the offer and sale by us of (i) 1,100,000 shares of our common stock, par value $0.0001 (“Common Stock”) issued in connection with the Company’s initial public offering (the “IPO”) and (ii) up to 55,000 shares of Common Stock underlying the warrants issued to A.G.P./Alliance Global Partners, as representative of the underwriters of the IPO or its designees, at the closing of the IPO) and the Prospectus Supplement No. 1 dated April 16, 2024 filed pursuant to Rule 424(b)(3) (relating to the offer and sale by the selling stockholders identified in the Prospectus). This Post-Effective Amendment No. 2 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. The Registration Statement shall become effective upon filing with the U.S. Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

PART II – INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16.   Financial Statements and Exhibits.

Exhibit No.	Description

23.1	Consent of Marcum LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in North Brunswick, State of New Jersey, on April 16, 2024.

CHROMOCELL THERAPEUTICS CORPORATION

Date:	April 16, 2024	By:	/s/ Francis Knuettel II
Name: Francis Knuettel II
Title: Chief Executive Officer and Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Post-Effective Amendment No. 2 below.

Signature	Title	Date

/s/ Francis Knuettel II
Francis Knuettel II	Chief Executive Officer and Chief Financial Officer, Treasurer and Secretary (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	April 16, 2024

*
Ezra Friedberg	Director	April 16, 2024

*
Todd Davis	Director	April 16, 2024

*
Richard Malamut	Director	April 16, 2024

*
Chia-Lin Simmons	Director	April 16, 2024

* By:	/s/ Francis Knuettel II
Name:	Francis Knuettel II
Attorney-in-fact